Exhibit 99.1

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC
Annual General Meeting of Shareholders
April 13, 2023

FINAL REPORT OF THE INSPECTOR OF ELECTION

I, the undersigned, the duly appointed Inspector of Election at the Annual General Meeting of Shareholders (the “Meeting”) of Atlantica Sustainable Infrastructure plc (the “Company”), on April 13, 2023, hereby certify that:

1)	Before entering upon the discharge of my duties as Inspector of Election at the Meeting, I took and signed an Oath of Inspector of Election.

2)
The Meeting took place at Bay Adelaide Centre, 333 Bay Street, Suite 810, Toronto, Ontario, Canada, M5H 2R2, with a satellite meeting at Great West House, GW1, 17th floor, Great West Rd, Brentford TW8 9DF, United Kingdom, pursuant to notice duly given.

3)
As of April 11, 2023, the record date for the determination of shareholders entitled to receive notice of the Meeting, there were 116,153,273 shares of the Company’s Common Stock, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company.

4)	At the Meeting, the holders of 87,993,921 shares of the Company’s Common Stock were voted, with at least two members represented in person, constituting a quorum.

5)	The undersigned canvassed the votes of the shareholders cast by ballot or proxy on the matters presented at the Meeting.

6)	At the Meeting, the vote on a resolution to receive and adopt the accounts and reports of the directors and auditors for the year ended 31 December 2022, was as follows:

FOR	AGAINST	VOTE WITHHELD

87,917,882	36,928	39,111

7)	At the Meeting, the vote to approve the directors’ remuneration report, excluding the directors’ remuneration policy, for the year ended 31 December 2022, was as follows:

FOR	AGAINST	VOTE WITHHELD

84,261,484	3,632,565	99,872

8)	At the Meeting, the vote to approve amendments to the directors’ remuneration policy, was as follows:

FOR	AGAINST	VOTE WITHHELD

68,193,080	19,669,827	131,014

9)	At the Meeting, the vote to re-elect Michael Woollcombe as director was as follows:

FOR	AGAINST	VOTE WITHHELD

87,040,556	841,043	112,322

10)	At the Meeting, the vote to re-elect Michael Forsayeth as director was as follows:

FOR	AGAINST	VOTE WITHHELD

84,805,009	3,075,916	112,996

11)	At the Meeting, the vote to re-elect William Aziz as director was as follows:

FOR	AGAINST	VOTE WITHHELD

84,259,885	3,620,395	113,641

12)	At the Meeting, the vote to re-elect Brenda Eprile as director was as follows:

FOR	AGAINST	VOTE WITHHELD

87,803,348	89,835	100,738

13)	At the Meeting, the vote to re-elect Debora Del Favero as director was as follows:

FOR	AGAINST	VOTE WITHHELD

81,397,763	6,492,799	103,359

14)	At the Meeting, the vote to re-elect Arun Banskota as director was as follows:

FOR	AGAINST	VOTE WITHHELD

86,886,718	995,295	111,908

15)	At the Meeting, the vote to re-elect George Trisic as director was as follows:

FOR	AGAINST	VOTE WITHHELD

87,021,366	863,378	109,177

16)	At the Meeting, the vote to re-elect Edward C. Hall III as director was as follows:

FOR	AGAINST	VOTE WITHHELD

87,622,372	257,467	114,082

17)	At the Meeting, the vote to re-elect Santiago Seage as director was as follows:

FOR	AGAINST	VOTE WITHHELD

87,800,269	84,704	108,948

18)	At the Meeting, the vote regarding the re-appointment of Ernst & Young LLP and Ernst & Young S.L. to hold office until 31 December 2024, was as follows:

FOR	AGAINST	VOTE WITHHELD

87,869,008	88,791	36,122

19)	At the Meeting, the vote to authorize the Company’s audit committee to determine the remuneration of the auditors, was as follows:

FOR	AGAINST	VOTE WITHHELD

87,820,279	104,605	69,037

20)	At the Meeting, the vote to authorize the board of directors to issue shares, was as follows:

FOR	AGAINST	VOTE WITHHELD

86,186,192	1,689,656	118,073

21)
At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately 12% of the aggregate nominal value of the issued share capital of the Company for general purposes, was as follows:

FOR	AGAINST	VOTE WITHHELD

85,596,991	1,668,418	728,512

22)
At the Meeting, the vote to authorize the board of directors to issue equity securities without pre-emptive rights up to approximately 12% of the aggregate nominal value of the issued share capital of the Company in connection with an acquisition or specified capital investment, was as follows:

FOR	AGAINST	VOTE WITHHELD

85,101,181	2,155,709	737,031

23)	At the Meeting, the vote to authorize the reduction of the Company’s share premium account by U.S.$200,000,000, was as follows:

FOR	AGAINST	VOTE WITHHELD

87,640,112	202,841	150,968

24)	At the Meeting, the vote to authorize the purchase of the Company’s own shares, was as follows:

FOR	AGAINST	VOTE WITHHELD

86,482,564	1,431,667	79,690

IN WITNESS WHEREOF, I have made this Final Report and have hereunto set my hand this 13th day of April, 2023.

Inspector of Election

/s/ Anthony P. Carideo
Anthony P. Carideo